                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                For the period 17 November 1999 to 13 March 2000

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        ---------------------------------------------------------------

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     --------------------------------------

                                    CONTENTS



     This report on Form 6-K contains the following:


          1.     Half Year Result to 31 December 1999
                 ------------------------------------

          1.1    Condensed Financial Statements
          1.2    Management Commentary
          1.3    Media Release dated 15 February 2000

          2.     Miscellaneous Media Releases
                 ----------------------------

          2.1    Telecom credit rating remains strong-17 December 1999

          2.2    Telecom sets up dividend reinvestment plan-15 February 2000




                     -------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         TELECOM CORPORATION OF NEW
                                         ZEALAND LIMITED


                                         By:  /s/  Malcolm Ross Gillespie
                                              ---------------------------
                                                 Malcolm Ross Gillespie
                                                   Company Secretary



                                         Dated:  13 March 2000

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended 31 December 1999  (Unaudited)

                                                                            Year ended                     Six months ended
                                                                             30 June                          31 December
                                                                           -------------      --------------------------------------
                                                                              1999                 1998           1999         1999
----------------------------------------------------------------------------------------      --------------------------------------
(Dollars in millions, except per share amounts)              notes             NZ$                  NZ$            NZ$          US$
----------------------------------------------------------------------------------------      --------------------------------------
Operating revenues
     Local service                                                           1,059                  530            531          277
     Calling                                                   2             1,135                  587            608          317
     Interconnection and wholesale                                              93                   44             59           31
     Cellular and other mobile services                                        496                  242            301          157
     Data                                                                      346                  168            218          114
     Other operating revenues                                  2               327                  157            163           85
     Abnormal revenues                                         3                31                    -              -            -
                                                                      ------------------      --------------------------------------

                                                                             3,487                1,728          1,880          981
                                                                      ------------------      --------------------------------------
Operating expenses
     Labour                                                                    467                  242            220          115
     Depreciation                                                              551                  274            280          146
     Cost of sales                                                             459                  226            347          181
     Other operating expenses                                                  556                  273            318          166
     Abnormal expenses                                         3                37                    -              -            -
                                                                      ------------------      --------------------------------------
                                                                             2,070                1,015          1,165          608
                                                                      ------------------      --------------------------------------

Surplus from operations                                                      1,417                  713            715          373

Investment income                                                               45                   23             11            6
Interest expense                                                              (152)                 (83)           (78)         (41)
                                                                      ------------------      --------------------------------------
Surplus from operations before
      income tax                                                             1,310                  653            648          338

Income tax expense                                                            (412)                (215)          (213)        (111)
                                                                      ------------------      --------------------------------------
Surplus from operations after
      income tax                                                               898                  438            435          227

Share of losses of associate company after
      income tax                                                                (7)                   -              -            -

Minority interests in profits of subsidiaries                                   (2)                  (1)            (2)          (1)
                                                                      ------------------      --------------------------------------

Net surplus                                                                    889                  437            433          226

Capital note distribution costs after income tax                               (55)                 (29)           (27)         (14)
                                                                      ------------------      --------------------------------------

Net earnings attributable to shareholders                                      834                  408            406          212
                                                                      ==================      ======================================

Net earnings per share                                                      $0.476               $0.233         $0.232       $0.121
                                                                      ==================      ======================================
Weighted average number of ordinary
     shares outstanding (in millions)                                        1,752                1,752          1,753        1,753
                                                                      ==================      ======================================


          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 1999  (Unaudited)

                                                                             30 June                          31 December
                                                                      -------------------       ------------------------------------
                                                                              1999                 1998           1999         1999
-----------------------------------------------------------------------------------------       ------------------------------------
(Dollars in millions)                                     notes                NZ$                  NZ$            NZ$          US$
-----------------------------------------------------------------------------------------       ------------------------------------
ASSETS
Current assets:

Cash                                                                            29                   39             66           35
Short-term investments                                                         114                  685            324          169
Receivables and prepayments                                                    691                  700            901          470
Inventories                                                                     48                   52             59           31
Other assets                                                                     -                    -             19           10
                                                                      -------------------       ------------------------------------
Total current assets                                                           882                1,476          1,369          715

Investments                                                                    530                   85            180           94
Fixed assets                                                                 3,774                3,698          4,098        2,139
Intangibles                                                                     56                   59          1,598          834
Other assets                                                                     -                    6             32           17
                                                                      -------------------       ------------------------------------
Total assets                                                                 5,242                5,324          7,277        3,799
                                                                      ===================       ====================================

LIABILITIES AND CAPITAL FUNDS
Current liabilities:

Accounts payable and accruals                                                  821                  755            955          499
Provisions - current                                        4                   64                   53             39           20
Debt due within one year                                                     1,064                1,095          2,698        1,409
Provision for dividend                                      5                  227                  227            227          118
                                                                      -------------------       ------------------------------------

Total current liabilities                                                    2,176                2,130          3,919        2,046

Deferred taxation                                                               25                   26             41           21
Accounts payable                                                                 -                    -             99           52
Provisions - non-current                                    4                    3                   15              3            2
Long-term debt                                                               1,003                1,145          1,096          572
                                                                      -------------------       ------------------------------------
Total liabilities                                                            3,207                3,316          5,158        2,693
                                                                      -------------------       ------------------------------------

Commitments and contingent liabilities                      6,7

Capital funds:

Shareholders' funds                                                          1,086                1,059          1,097          573
Capital notes                                                                  942                  942            943          492
Minority interests                                                               7                    7             79           41
                                                                      -------------------       ------------------------------------
Total capital funds                                                          2,035                2,008          2,119        1,106
                                                                      -------------------       ------------------------------------
Total liabilities and capital funds                                          5,242                5,324          7,277        3,799
                                                                      ===================       ====================================

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

      CONSOLIDATED STATEMENT OF MOVEMENTS IN CAPITAL FUNDS

      For the six months ended 31 December 1999  (Unaudited)

                                                                    Year ended        Six months ended
                                                                     30 June            31 December
                                                                ---------------     -----------------------
                                                                         1999        1998    1999    1999
-------------------------------------------------------------------------------     -----------------------
     (Dollars in millions)                                   notes        NZ$         NZ$     NZ$     US$
-------------------------------------------------------------------------------     -----------------------
     Capital funds at the beginning of the period                       1,999       1,999   2,035   1,062

     Net earnings attributable to shareholders                            834         408     406     212
     Movement in foreign currency translation reserve                       1           -       5       3
                                                             ------------------     -----------------------
     Total recognised revenues and expenses for the period                835         408     411     215

     Movement in minority interests                                         -           -      72      38
     Dividends                                                 5         (909)       (455)   (452)   (236)
     Tax credit on supplementary dividends                     5          103          52      50      26
     Discount on capital notes amortised                                    1           1       1       -
     Contributed capital                                                    6           3       2       1
                                                             ------------------     -----------------------
     Capital funds at the end of the period                             2,035       2,008   2,119   1,106
                                                             ==================     =======================
     Represented by:

     Contributed capital                                                  909         906     911     476
     Foreign currency translation reserve                                   1           -       6       3
     Minority interests                                                     7           7      79      41
     Retained earnings                                                    176         153     180      94
     Capital notes                                                        942         942     943     492
                                                             ------------------     -----------------------
                                                                        2,035       2,008   2,119   1,106
                                                             ==================    ========================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 31 December 1999  (Unaudited)

                                                                   Year ended         Six months ended
                                                                    30 June             31 December
                                                                  ------------    -----------------------
                                                                       1999          1998    1999    1999
------------------------------------------------------------------------------    -----------------------
(Dollars in millions)                                                   NZ$           NZ$     NZ$     US$
------------------------------------------------------------------------------    -----------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                         3,433         1,709    1,829    955
 Proceeds from cross border lease                                        15             -        -      -
 Proceeds from liquidation of Executive Plan, net                        16             -        -      -
 Interest income                                                         41            20        7      4
 Payments to suppliers and employees                                 (1,410)         (665)    (836)  (436)
 Restructuring, redundancy and Year 2000 payments                       (64)          (37)     (26)   (14)
 Income tax paid                                                       (254)         (201)    (184)   (96)
 Interest paid on debt                                                 (160)          (99)     (88)   (46)
                                                                  ------------    -----------------------
Net cash flows from operating activities                              1,617           727      702    367
                                                                  ------------    -----------------------
Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                                    18            17       13      7
 Purchase of long-term investments                                      (75)           (9)     (33)   (17)
 Acquisition of AAPT Limited, excluding cash                           (385)            -   (1,178)  (615)
 (Purchase)/sale of short-term investments, net                         490           (77)    (218)  (114)
 Purchase of fixed assets                                              (585)         (243)    (322)  (168)
 Capitalised interest paid                                               (9)           (4)      (6)    (3)
                                                                  ------------    -----------------------
Net cash flows applied to investing activities                         (546)         (316)  (1,744)  (910)
                                                                  ------------    -----------------------
Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                            17             7       27     14
 Repayment of long-term debt                                           (201)         (113)    (118)   (62)
 Proceeds from short-term debt, net                                     107           203    1,658    865
 Contributed capital                                                      5             3        5      3
 Dividends paid                                                        (912)         (453)    (454)  (237)
 Dividends paid to minority interests                                    (1)            -        -      -
 Capital note distribution costs paid                                   (79)          (41)     (39)   (20)
                                                                  ------------    -----------------------
Net cash flows from/(applied to) financing activities                (1,064)         (394)   1,079    563
                                                                  ------------    -----------------------
Net cash flow                                                             7            17       37     20
Opening cash position (including bank overdrafts)                        22            22       29     15
                                                                  ------------    -----------------------
Closing cash position (including bank overdrafts)                        29            39       66     35
                                                                  ============    =======================

 ..........................SUPPLEMENTARY CASH FLOW DATA..........................

Reconciliation of net earnings attributable to shareholders to net cash flows from operating activities

Net earnings attributable to shareholders                               834           408      406    212
Adjustments to reconcile net earnings to net cash flows from operating activities:
 Depreciation                                                           551           274      280    146
 Bad and doubtful accounts                                               25            13       11      6
 Deferred income tax                                                     10            11       16      8
 Share of losses of associate company                                     7             -        -      -
 Minority interests                                                       2             1        2      1
 Capital note distribution costs                                         55            29       27     14
 Intangibles amortised                                                    7             3       10      5
 Other                                                                   12             9        9      5

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
 Increase in accounts receivable and related items                      (54)           (3)     (45)   (23)
 Increase in inventories                                                 (8)          (10)      (9)    (5)
 Increase in current taxation                                           153             5       13      7
 Decrease in provisions                                                 (36)          (36)     (26)   (13)
 Increase in accounts payable and related items                          59            23        8      4
                                                                  ------------    -----------------------
Net cash flows from operating activities                              1,617           727      702    367
                                                                  ============    =======================

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS


NOTE  1  FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No. 24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the three month transition period to 30 June 1999.

     Effective 1 April 1999, the Company changed its annual balance date from 31 March to 30 June. The comparative periods presented in these financial statements have been restated to facilitate meaningful comparisons with the Company's new financial reporting periods.

     The financial statements for the six months ended 31 December 1998 and 31 December 1999, and the year ended 30 June 1999 are unaudited. The restated figures for the year ended 30 June 1999 are calculated from two audited periods, the year ending 31 March 1999 and the three month transition period ending 30 June 1999.

     The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 31 December 1999 of NZ$1.00 to US$0.5221. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and "AUD$" are to Australian dollars.

     Accounting Policies

     The accounting policies used in the preparation of the financial statements for the six months ended 31 December 1999 are consistent with those used in the preparation of the published financial statements for the three month transition period ended 30 June 1999.

     Reclassifications

     Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE  2  CALLING AND OTHER OPERATING REVENUES

                                                                         Year ended                Six months ended
                                                                           30 June                    31 December
                                                                       -------------           -------------------------
                                                                            1999                  1998             1999
                                          ------------------------------------------           -------------------------
                                               (Dollars in millions)         NZ$                   NZ$              NZ$
                                          ------------------------------------------           -------------------------
 Calling
     National                                                                695                   355              374
     International                                                           389                   205              209
     Other                                                                    51                    27               25
                                                               ---------------------           -------------------------
                                                                           1,135                   587              608
                                                               =====================           =========================
 Other operating revenues
     Directories                                                             161                    80               86
     Equipment revenue                                                       109                    55               46
     Miscellaneous other services                                             57                    22               31
                                                               ---------------------           -------------------------
                                                                             327                   157              163
                                                               =====================           =========================

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE  3  ABNORMAL ITEMS

                                                                         Year ended                 Six months ended
                                                                          30 June                     31 December
                                                                     ----------------          --------------------------
                                                                            1999                  1998             1999
                                       ----------------------------------------------          --------------------------
                                        (Dollars in millions)                NZ$                   NZ$              NZ$
                                       ----------------------------------------------          --------------------------
     Abnormal Revenues
     Cross border lease                                                       15                     -                -
     Liquidation of executive share ownership plan                            16                     -                -
                                                                    -----------------          --------------------------

                                                                              31                     -                -
                                                                    =================          ==========================
     Abnormal Expenses

     Onerous contract buy-out costs                                           22                     -                -
     Restructuring costs                                                      15                     -                -
                                                                    -----------------          --------------------------
                                                                              37                     -                -
                                                                    =================          ==========================

     Abnormal Revenues

     Cross Border Lease

     During the year ended 30 June 1999, a gain of $15 million was recognised on the prepayment and early extinguishment of Telecom's obligations relating to a cross border finance lease.

     Liquidation of the Executive Share Ownership Plan (the "Executive Plan")

     The liquidation of Telecom's Executive Plan was completed in March 1999. The Trustee of the Executive Plan disposed of the 1.9 million unallocated shares held on trust and remitted the net proceeds to Telecom as the residuary beneficiary. The net proceeds received were $16 million.


     Abnormal Expenses

     Onerous Contract Buy-out Costs

     During the year ended 30 June 1999, the costs of buying-out the terms of certain onerous contracts were identified and provided for. The contracts are onerous as the unavoidable costs of meeting the contractual obligations exceed their economic benefits.

     Restructuring Costs

     During the year ended 30 June 1999, Telecom announced it had reached an agreement with specialist call centre operator SITEL Asia Pacific to contract out the provision of operator services. Operator services manages directory assistance, operator assistance and audioconferencing calls as well as passing 111 calls to emergency services. The decision to outsource operator services resulted in approximately 560 redundancies at a cost of $15 million.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE  4  PROVISIONS - ONEROUS CONTRACTS, RESTRUCTURING AND YEAR 2000

                                                                              30 June                       31 December
                                                                       ------------------            ------------------------
                                                                                1999                  1998             1999
                                                 ----------------------------------------            ------------------------
                                                   (Dollars in  millions)        NZ$                   NZ$              NZ$
                                                 ----------------------------------------            ------------------------
Current:
        Onerous contracts provision                                               22                     -               18
        Restructuring provisions                                                  25                    18               16
        Year 2000 provision                                                       17                    35                5
                                                                     --------------------            ------------------------

                                                                                  64                    53               39
                                                                     ====================            ========================
Non-current:
        Restructuring provisions                                                   3                    14                3
        Year 2000 provision                                                        -                     1                -
                                                                     --------------------            ------------------------
                                                                                   3                    15                3
                                                                     ====================            ========================


NOTE  5  DIVIDENDS

     Total dividends for the three months ended 31 December 1999 of $202 million have been provided for, representing a dividend of 11.5 cents per share. In addition, and in accordance with the Income Tax Act 1994, a supplementary dividend totalling $25 million has been provided for which will be payable to shareholders who are not resident in New Zealand, for which Telecom will receive an equivalent tax credit from the Inland Revenue Department.

NOTE  6  COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 1999, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $351 million (31 December 1998: $295 million, 30 June 1999: $322 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 December 1999, the outstanding lease commitments were $92 million (31 December 1998: $139 million, 30 June 1999: $95 million).

     Capital Commitments

     At 31 December 1999, capital expenditure amounting to $152 million (31 December 1998: $115 million, 30 June 1999: $65 million), principally relating to telecommunications network assets, had been committed under contractual arrangements, with substantially all payments due within one year.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE  6  COMMITMENTS (continued)

     Capital Commitments (continued)

     In addition, Telecom has signed an agreement with other international telecommunications organisations to build and operate a trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS"), now expected to be in the second half of calender 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT Limited ("AAPT") has committed to purchasing capacity of approximately US$40 million within the next two years.

     The Board of Directors has approved a 50% equity investment in Southern Cross which commits Telecom to providing US$75 million by way of equity or further shareholder advances. Pursuant to this a shareholders' advance of US$69 million (excluding accrued interest) has been provided to Southern Cross as at 31 December 1999.

     Funding the Construction of the Southern Cross Cable Network

     The majority of the funding for the construction of the Southern Cross Cable was to be provided directly to Southern Cross through a limited recourse bank financing facility. However the facility required major alterations to accommodate delays in obtaining Californian environmental permits and changes in Southern Cross' marketing strategy. Following a Data Gathering Meeting in August 1999, which resulted in Southern Cross increasing the capacity purchase commitments it has signed with customers to approximately US$1.1 billion, the shareholders substituted the banks which were involved in the original financing and are providing interim funding. Telecom has committed to provide up to US$385 million by way of loans to Southern Cross. As at 31 December 1999 Telecom had advanced US$123 million to Southern Cross as part of this interim funding arrangement.

     Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE  7  CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In proceedings commenced in November 1996, Clear alleges breaches of the Commerce Act in relation to Telecom's bundling practices, as well as claiming the existence of arrangements between Telecom and Bell Atlantic and Ameritech that breach the Commerce Act. Unspecified damages are sought.

     In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. Telecom seeks a declaration that the outstanding amounts are payable and an injunction requiring Clear to pay for services provided under the interconnection agreement. Clear's defence and counterclaim allege that both its 1991 and 1996 interconnection agreements are invalid and unenforceable because the interconnection terms (including charges payable by Clear) have an anti-competitive purpose and effect in breach of the Commerce Act, as does Telecom's retail pricing. Clear seeks unspecified damages and other relief under the Commerce Act. Clear's counterclaim also includes a claim against Telecom for unspecified damages based on breach of "undertakings" allegedly given by Telecom in the late 1980s regarding the provision of interconnection, and incorporates other allegations previously raised in separate proceedings.

     In proceedings commenced by Telstra NZ Limited ("Telstra") in May 1999, it is alleged that Telecom's cessation of certain carrier rebilling arrangements with Telstra breaches the Commerce Act. Telstra seeks injunctive relief together with unspecified damages.

     In June 1999 a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In March 1997 Telstra Corporation commenced proceedings against AAPT in the Commercial Division of the Supreme Court of New South Wales. These proceedings were later transferred to the Federal Court of Australia in Sydney. Telstra Corporation claims approximately AUD$123 million plus interest and costs for unpaid charges for telecommunications services and restitution for the benefits received in relation to these telecommunications services. AAPT has cross-claimed asserting claims including breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. AAPT currently claims damages of AUD$580 million. Trial of these proceedings has commenced and the hearing will resume in June 2000.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations. In particular, the Clear proceedings could, if resolved against Telecom, affect the manner in which Telecom conducts its business.

     TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued


NOTE  8  ACQUISITION OF AAPT LIMITED

     On 27 November 1999 Telecom purchased an additional 61.7% shareholding in AAPT, bringing the total shareholding to 81.4%. Telecom's share of the operating results of AAPT have been included in the Statement of Financial Performance from 27 November 1999.

     For the purposes of these interim financial statements the total purchase price has been allocated to assets and liabilities acquired based on AAPT's book values. The excess of purchase price over the value of net assets acquired has been recorded as goodwill and is being amortised over 20 years.

     A fair value exercise has commenced and final allocation of the purchase price will be made before 30 June 2000. Differences between the fair value of assets and liabilities acquired and their book value at 27 November 1999 will result in a change to the amount of goodwill recorded in connection with the acquisition.


     Summary of Effect of Acquisition of AAPT

                                           ----------------------------------
                                              (Dollars in millions)    NZ$
                                           ----------------------------------
          Net assets acquired:
          Net current assets                                            32
          Other assets                                                 291
          Fixed assets                                                 296
          Non-current accounts payable                                 (99)
          Long-term debt                                              (147)
                                                                -------------
                                                                       373
          Minority interest                                            (69)
                                                                -------------
                                                                       304
          Goodwill on acquisition                                    1,270
                                                                -------------
          Consideration                                              1,574
                                                                =============

NOTE  9  QUARTERLY FINANCIAL INFORMATION

                                                                                     Surplus from
                                                         Net abnormal    Surplus      operations       Net earnings         Net
                                          Operating       revenues/        from        before          attributable       earnings
                                           revenues      (expenses)     operations    income tax      to shareholders     per share
           -------------------------------------------------------------------------------------------------------------------------
              (NZ dollars in millions,
              except per share amounts)                                                                                       NZ$
           -------------------------------------------------------------------------------------------------------------------------
Quarter ended:
   30 September 1999                          887           -              365             337             209              0.119
   31 December 1999                           993           -              350             311             197              0.112
                                      ----------------------------------------------------------------------------------------------
Six months ended 31 December 1999           1,880           -              715             648             406              0.232
                                      ==============================================================================================
Quarter ended:
   30 September 1998                          869           -              359             328             206              0.118
   31 December 1998                           859           -              354             325             202              0.115
   31 March 1999                              896           1              362             337             224              0.128
   30 June 1999                               863          (7)             342             320             202              0.115
                                      ----------------------------------------------------------------------------------------------
Year ended 30 June 1999                     3,487          (6)           1,417           1,310             834              0.476
                                      ==============================================================================================

        Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the period.

                                                                          [LOGO]

MANAGEMENT COMMENTARY

15 February 2000

Half Year Results to 31 December 1999

Telecom's net earnings of NZ$406 million for the half year ended 31 December 1999 decreased by NZ$2 million, or 0.5%, from NZ$408 million for the same period last year. Net earnings of NZ$197 million for the quarter ended 31 December 1999 ("Q2 1999-2000") decreased by NZ$5 million, or 2.5%, compared with the same quarter last year.

Net earnings for the half year and quarter represented earnings per share ("EPS") of NZ23.2 cents and NZ11.2 cents respectively. EPS decreased by 0.5% for the half year and decreased by 2.5% for the quarter compared with the same periods last year.

During Q2 1999-2000 Telecom increased its shareholding in AAPT from 19.8% to 81.4%. Telecom's result has been affected by the consolidation of 81.4% of AAPT's earnings for December 1999, the amortisation of associated goodwill for that month and the costs of funding the investment in AAPT for the half year.

Excluding the effect of the investment in AAPT, Telecom's net earnings would have been NZ$422 million for the half year and NZ$210 million for Q2 1999-2000, increases of NZ$14 million, or 3.4%, and NZ$8 million, or 4.0%, respectively compared with the same periods last year.

Telecom will pay a fully imputed Q2 1999-2000 dividend of NZ11.5 cents per ordinary share in March 2000. The dividend for the quarter ended 31 December 1998 ("Q2 1998-99") was also NZ11.5 cents per ordinary share.

Telecom has changed its balance date from 31 March to 30 June. This management commentary compares the results of the half year and quarter ended 31 December 1999 with those for the half year and quarter ended 31 December 1998.

DIVIDENDS

The quarterly dividend of NZ11.5 cents per share represents a distribution of approximately 98% of second quarter net earnings before amortisation costs. Since Telecom's earnings vary from quarter to quarter, owing to seasonality and other factors, the dividend payout percentage resulting from the NZ11.5 cents dividend for the second quarter is not necessarily indicative of distribution levels for the remainder of the year.

==============================================================================================
Q2 dividends
         Ordinary shares                                                 NZ11.5 cents
         American Depositary Shares                                    *US48.03 cents
         Supplementary dividend (to non-resident holders)
            Per ordinary share                                           NZ2.03 cents
            Per American Depositary Share                               *US8.48 cents
Books closing dates
         New Zealand, Australia Stock Exchanges#                        10 March 2000
         New York Stock Exchange                                         9 March 2000
Payment dates
         New Zealand, Australia                                         24 March 2000
         New York                                                       31 March 2000

*  Estimated based on an exchange rate at 31 December 1999 of NZ$1.00 to US$0.5221.
#  Australian shares go 'ex' dividend on 6 March 2000.
==============================================================================================

FORWARD-LOOKING STATEMENTS

This management commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the effect of year 2000, the outcome of litigation pending between Telecom and certain of its competitors, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

EFFECT OF AAPT

AAPT's results have been consolidated with Telecom's results with effect from 27 November 1999. Accordingly Telecom's consolidated results for the half year and quarter include AAPT's earnings (less minority interest) for the month of December and one month of goodwill amortised. The following table reconciles Telecom's earnings before and after AAPT.

===========================================================================================================
                              RECONCILIATION OF EARNINGS BEFORE AND AFTER AAPT

                                           Six Months Ended                          Quarter Ended
                                              31 December                             31 December
                                ------------------------------------     ---------------------------------
                                     1998       1999        Change           1998       1999       Change
                                     NZ$m       NZ$m          %              NZ$m       NZ$m          %
                                ------------------------------------     ----------------------------------

Net earnings including AAPT          408        406         (0.5)            202        197        (2.5)

add back:

Amortisation of goodwill               -          5                            -          5

Funding costs relating to
AAPT investment (after tax)            -         13                            -         10
                                ------------------------------------     ----------------------------------
                                     408        424                          202        212
deduct:

Share of AAPT's net earnings           -          2                            -          2
                                ------------------------------------     ----------------------------------

Net earnings before AAPT             408        422          3.4             202        210         4.0
                                ------------------------------------     ----------------------------------

===========================================================================================================

KEY PERFORMANCE INDICATORS (INCLUDING AAPT)

                                                       Q2                Q2              Six Months         Six Months
                                                     1998-99          1999-00             1998-99            1999-00
Operating Margin (%)                  *               41.2              35.2                41.3               38.0
Asset Utilisation (%)                 #               75.1 -            66.2 -              75.3 -             62.7 -
Net Interest Cover (times)            .                6.6               5.5                 6.6                6.3
Return on Average Total Assets (%)    +               30.9              23.3 -              31.1 -             23.9 -
Net Debt/Net Debt plus Capital Funds (%)              42.2              61.4                42.2               61.4

KEY PERFORMANCE INDICATORS (EXCLUDING AAPT)

                                                       Q2               Q2             Six Months         Six Months
                                                     1998-99          1999-00           1998-99             1999-00
Operating Margin (%)                  *                41.2             39.1                41.3               40.1
Asset Utilisation (%)                 #                75.1 -           74.9 -              75.3 -             74.6 -
Net Interest Cover (times)            .                 6.6              7.1                 6.6                7.5
Return on Average Total Assets (%)    +                30.9 -           29.3 -              31.1 -             29.9 -
Net Debt/Net Debt plus Capital Funds (%)               42.2             44.9                42.2               44.9

*  Normalised surplus from operations/operating revenue
#  Normalised operating revenue/average total assets (net of cash and short-term investments)
 .  Normalised surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+  Normalised surplus from operations/average total assets (net of cash and short-term investments)
-  Annualised

TELECOM (EXCLUDING AAPT)

Telecom's net earnings (excluding AAPT) of NZ$422 million for the half year ended 31 December 1999 increased by NZ$14 million, or 3.4%, from NZ$408 million for the same period last year. Net earnings (excluding AAPT) of NZ$210 million for Q2 1999-2000 increased by NZ$8 million, or 4.0%, compared with the same quarter last year.

In Q2 1999-2000 there was a NZ$4 million reduction in Telecom's share of Southern Cross' accumulated losses (see "Southern Cross"). If the benefit of this reduction were excluded, Telecom's net earnings (excluding AAPT) for the quarter would have increased by NZ$4 million, or 2.0%.

==============================================================================================
                              EARNINGS OVERVIEW (EXCLUDING AAPT)
                                       Six Months Ended                   Quarter Ended
                                         31 December                       31 December
                                 ----------------------------       --------------------------
                                  1998       1999      Change       1998       1999     Change
                                  NZ$m       NZ$m        %          NZ$m       NZ$m        %
                                 ----------------------------       --------------------------

Operating revenues               1,728      1,784        3.2         859        897       4.4

Operating expenses               1,015      1,068        5.2         505        546       8.1

Operating expenses excluding
cost of sales                      789        786       (0.4)        389        399       2.6


EBIT*                              713        716        0.4         354        351      (0.8)

EBITDA#                            991        996        0.5         492        492         -

Net earnings                       408        422        3.4         202        210       4.0

Net earnings excluding
Southern Cross                     408        422        3.4         202        206       2.0

*Earnings before interest and tax.
#Earnings before interest, tax, depreciation and amortisation.
==============================================================================================

Revenue (excluding AAPT) rose by 3.2% in the half year to 31 December 1999 and by 4.4% in Q2 1999-2000 compared with the same periods last year. Revenue growth largely reflected strong growth in cellular, fixed line to cellular and data revenues. Higher revenue growth in the second quarter also reflected a slowdown in the rate of decline in national and international revenue, with international revenue increasing in the second quarter, compared with the same period last year.

Operating expenses (excluding AAPT) increased by 5.2% in the half year to 31 December 1999 and by 8.1% in Q2 1999-2000 largely due to higher cost of sales and other operating expenses partly offset by lower labour costs. If cost of sales were excluded, expenses declined by 0.4% for the half year and increased 2.6% for Q2 1999-2000.

Overview of ResultS (EXCLUDING AAPT)

Telecom's results before the effect of the investment in AAPT are summarised in the tables on pages 25 and 26. These results exclude the costs of funding the investment in AAPT, and the effects of consolidating AAPT (ie. goodwill amortisation and Telecom's share of AAPT's post-acquisition earnings). Telecom's condensed financial statements, accompanying this document, disclose the fully consolidated result.

Revenue

Revenue rose by 3.2% in the half year to 31 December 1999 and by 4.4% in Q2 1999-2000 compared with the same periods last year. Revenue growth largely reflected strong growth in cellular, fixed line to cellular and data revenues. Higher revenue growth in the second quarter also reflected a slowdown in the rate of decline in national and international revenue, with international revenue increasing in the second quarter, compared with the same period last year.

Volume Growth

===================================================================================================
                                                    As at and for the half year           Variation
                                                         ended 31 December                  99:98
                                                       1998             1999                  %
                                                    -----------------------------------------------
Local Service
-------------
Access lines                                         1,854,000        1,881,000               1.5
Local call minutes (millions)                          1,597.6          1,702.4               6.6
Centrex lines                                           73,600           77,800               5.7

Calling
-------
Call minutes (millions)
 National calls                                        1,005.8          1,021.0               1.5
 Fixed line to cellular calls                            203.6            273.4              34.3
 National 0800 calls                                     261.8            331.1              26.5
 International outward calls                             231.1            277.6              20.1
 International inward calls (excluding                   168.8            213.5              26.5
    transits)

Cellular
--------
Cellular call minutes (millions)                         373.9            507.3              35.7
Cellular connections at end of period
  Total at period end                                  564,800          857,900              51.9
  Average for the half year                            520,700          765,300              47.0

Data
----
Registered XTRA customers                              159,600          246,400              54.4
XTRA dial-up hours (millions)                              6.7             19.6             192.5
Average hours per active customer (monthly)               10.0             18.1              81.0

ISDN lines                                              42,800           67,900              58.6

Certain reclassifications of prior period's data have been made to conform to current period classifications.
===================================================================================================

====================================================================================================
                                                          For the quarter ended            Variation
                                                               31 December                   99:98
                                                          1998             1999                %
                                                       ---------------------------------------------
Local Service
-------------
Local call minutes (millions)                            796.8            835.3               4.8

Calling
-------
Call minutes (millions)
 National calls                                          501.5            514.2               2.5
 Fixed line to cellular calls                            106.0            143.6              35.5
 National 0800 calls                                     131.0            166.5              27.1
 International outward calls                             125.3            143.3              14.4
 International inward calls (excluding                    88.0            113.1              28.5
    transits)

Cellular
--------
Cellular call minutes (millions)                         199.0            266.3              33.8
Average cellular connections during quarter            809,350          534,800              51.3

Data
----
XTRA dial-up hours (millions)                              3.4             10.7             214.7
Average hours per active customer                          9.6             18.9              96.9

Certain reclassifications of prior period's data have been made to conform to current period classifications.
====================================================================================================

Local Service

Local service revenues remained stable for the half year but decreased by NZ$3 million, or 1.1%, for the quarter compared with the same periods last year.

--------------------------------------------------------------------------------
Local Service (Variation 99:98)                 Six months        Second Quarter
                                                     %                  %
--------------------------------------------------------------------------------
Access
  -  Revenue                                        (1.2)              (1.9)
  -  Access lines                                    1.5                1.5
Local calls
  -  Revenue                                         2.6               (0.9)
  -  Call minutes                                    6.6                4.8
--------------------------------------------------------------------------------

The decrease in access revenue of NZ$5 million, or 1.2%, for the half year and NZ$4 million, or 1.9%, for the quarter, was largely the result of a decrease in business access lines and the effect of price reductions for business customers from January 1999. Revenue from maintenance/wiring and connection charges was also lower. Residential access revenue increased for the half year as a result of the 1.9% increase in residential line rental from October 1998 and residential access line growth.

Local service revenue and access line growth have been affected by the entry of Saturn Communications into the local service market, the migration of local access to ISDN and increased use of cellular phones.

Revenue from local calls increased by NZ$1 million, or 2.6%, for the half year and decreased by NZ$1 million, or 0.9%, for the quarter. Revenue from Smartphone, messaging and Call Track increased by NZ$4 million, or 12.4%, for the half year and NZ$2 million, or 13.3%, for the quarter.

National

National revenue decreased by NZ$10 million, or 2.8%, for the half year and NZ$2 million, or 1.1%, for the quarter, largely due to national toll price reductions. Volume growth rates on the fixed network have also been affected by the migration of calls into Telecom's cellular network, which have been growing strongly.

---------------------------------------------------------------------------------
National (Variation 99:98)                        Six months       Second quarter
                                                      %                  %
---------------------------------------------------------------------------------
National calls *
  -  Revenue                                         (19.4)             (17.4)
  -  Call minutes                                      1.5                2.5
  -  Price per minute                                (20.6)             (19.4)
Calls to cellular networks
  -  Revenue                                          27.3               28.7
  -  Call minutes                                     34.3               35.5
  -  Price per minute                                 (5.2)              (5.0)
National 0800
  -  Revenue                                           4.6                1.4
  -  Call minutes                                     26.5               27.1
  -  Price per minute                                (17.3)             (20.2)
* Includes national VPN and Centrex calls.
---------------------------------------------------------------------------------

The average per minute price of national calls, excluding National 0800 and those made to cellular networks, declined by approximately 21% and 19% for the half year and second quarter respectively to approximately NZ14 cents.

From August 1998, business national toll prices were reduced on average by 16% for both peak and off peak calling on key routes. In addition, the BEST (Business Enjoy Savings on Tolls) pricing option was launched in February 1999 and was open for enrollment until 30 April 1999. This plan provides a ceiling to business market customers on the cost of their tolls until 31 March or 30 April 2000, depending on when they enrolled. The ceiling is 10% lower than the customer's average monthly spend.

In May 1999, new calling plans for residential customers were introduced.
These plans offer different combinations of NZ$3 or NZ$5 capping and/or maximum off-peak and peak calling rates.

The effect of national toll price reductions was partly offset by increased revenue from calls from the fixed line to cellular networks and National 0800 as a result of increased call volumes.

Fixed line to cellular revenue increased by NZ$28 million, or 27.3%, for the half year and NZ$15 million, or 28.7%, for the quarter. The average price per minute for fixed line to cellular calls has declined by approximately 5% for both the half year and second quarter, but has been more than offset by a significant increase in call volumes resulting from the strong growth in cellular penetration.

International

Total international revenue decreased by NZ$12 million, or 5.9%, for the half year and increased by NZ$4 million, or 4.0%, for the quarter compared with the same periods last year. The improvement in the second quarter largely reflects a slowdown in the rate of period-on-period price reductions for outward and inward calls.

-----------------------------------------------------------------------------------
International (Variation 99:98)                    Six months        Second quarter
                                                       %                    %
-----------------------------------------------------------------------------------
Outward calls
  -  Revenue                                           (7.3)               (4.3)
  -  Call minutes                                      20.1                14.4
  -  Price per minute                                 (22.9)              (16.3)
Inward calls
  -  Revenue                                            1.5                20.2
  -  Call minutes                                      26.5                28.5
  -  Price per minute                                 (19.8)               (6.5)
Transit call margin
  -  Margin                                           (21.9)              (10.2)
  -  Call minutes                                      56.6                44.5
  -  Margin per minute                                (50.1)              (37.8)
-----------------------------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The average per minute charges for outward calls of approximately NZ35 cents for the half year and NZ34 cents for the quarter were approximately 23% and 16% lower respectively than in the same periods last year.

The reduction in the average price reflects price reductions and frequent weekend specials, in particular the reduction in the caps on consumer Talk All Day promotions from NZ$10 to NZ$5 for Australia and from NZ$15 to NZ$10 for the UK, US, Canada and Ireland. The rate of average price decline has slowed in the second quarter as the reduced caps were first introduced in late November 1998.

The increase in inward call revenue resulted largely from increased call minutes, partly offset by reductions in the average price per minute. The average price reductions reflect reduced Trade Direct rates negotiated with major foreign carriers and the effect of the higher New Zealand dollar compared with that for the same period last year. The rate of price decline slowed in the second quarter partly as a result of a back-dated increase in the rates for mobile originated inward calls.

The reduced Trade Direct rates and higher New Zealand dollar partly offset the impact of the increase in outward traffic on the international outpayment (included in cost of sales). This outpayment increased by 0.2% for the half year and 16.8% for the quarter. The second quarter increase partly reflected an adjustment to mobile originated rates for outward calls.

The net margin received from Telecom's international business, excluding transits, (outward and inward call revenue less the international outpayment) decreased by 7.4% and 5.0% for the half year and quarter respectively (see "Tolls Margin"). This reduction reflected the increasing competition in all areas of international business.

The decrease in the transit call margin (revenue net of outpayments) for the quarter was largely due to lower margins, the higher New Zealand dollar compared with the same period last year and reduced revenue from transit calls for information services. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and Telecom's point of presence in the US winning new refile traffic.

Tolls Margin

==========================================================================================================
Tolls Margin
                                         Six Months Ended 31 December          Quarter Ended 31 December
                                        ------------------------------      ------------------------------
                                         1998        1999       Change       1998        1999       Change
                                         NZ$M        NZ$M          %         NZ$M        NZ$M          %
----------------------------------------------------------------------------------------------------------

National calls *                        182.6       147.2       (19.4)       88.6        73.2       (17.4)
                                        ------------------------------------------------------------------

International Margin
--------------------
International outwards revenue          106.3        98.5        (7.3)       51.4        49.2        (4.3)
International inwards revenue            73.4        74.5         1.5        35.6        42.8        20.2
International outpayment                (86.4)      (86.6)        0.2       (42.9)      (50.1)       16.8
                                        ------------------------------------------------------------------

Net international margin                 93.3        86.4        (7.4)       44.1        41.9        (5.0)
 before transits
                                        ------------------------------------------------------------------

Total tolls margin                      275.9       233.6       (15.3)      132.7       115.1       (13.3)
                                        ------------------------------------------------------------------

* Excludes National 0800 and calls from fixed line to cellular networks.
==========================================================================================================


Telecom expects the decline in the tolls margin to continue but considers that the absolute value of the decline is likely to diminish. While the tolls margin decline will have a short-term impact on earnings, it should not have a long-term impact on the value of the Company as it is expected that tolls margins will not be a material part of the future telecommunications market place.

Interconnection and Wholesale

Interconnection and wholesale revenue increased by NZ$15 million, or 34.1%, for the half year and NZ$10 million, or 47.6%, for the quarter.

Interconnection revenue is derived from charges for delivering to and accepting from other service providers local, national, international, cellular and 0800 calls. Interconnection revenue increased by NZ$7 million, or 18.6%, for the half year and NZ$5 million, or 28.7%, for the quarter.

Wholesale revenue represents revenue from contestable services provided to resellers or wholesalers. This traffic consists largely of national and international calls and data. Wholesale revenue increased by NZ$8 million, or 88.2%, for the half year and NZ$5 million, or 97.7%, for the quarter.

Cellular and Other Mobile Services

Revenue from cellular and other mobile services grew by NZ$35 million, or 14.5%, for the half year and by NZ$16 million, or 12.8%, for the quarter compared with the same periods last year. Cellular revenue grew by NZ$36 million, or 15.9%, for the half year and by NZ$16 million, or 13.9%, for the quarter.

Cellular  (Variation 99:98)                 Six Months            Second quarter
                                                 %                       %
--------------------------------------------------------------------------------

Revenue                                           15.9                      13.9
Call minutes                                      35.7                      33.8

Connections
 Total at period end                              51.9                      51.9
 Average during the period                        47.0                      51.3
--------------------------------------------------------------------------------

Telecom had 857,900 cellular connections at 31 December 1999 compared with 564,800 at 31 December 1998, an increase of 51.9%. The continued strong growth in connections is largely due to growth in the prepaid cellular business and the "Telecom 2 GO" promotion.

Prepaid phones have continued to be popular with consumers, but new pricing plans for contract customers, which include free minutes and additional services, have also attracted large numbers of customers. The total number of prepaid customers at 31 December 1999 was 377,400, approximately 44% of total connections.

Average revenue per cellular customer decreased by approximately 21% for the six months and by approximately 25% for the second quarter compared with the same periods last year, reflecting the recent high number of prepaid connections. Average revenue per prepaid connection is generally lower than average revenue per postpaid connection.

The total number of cellular connections in New Zealand, including Vodafone's connections, represents approximately 33% of the New Zealand population. This penetration level, when compared with other countries, suggests scope for continued expansion of this market.

During October 1999, Telecom announced that it had purchased Ben Rumble Communications Limited. There are 17 Ben Rumble Communications stores which sell connections to Telecom's cellular network and equipment, including mobile phones. Ben Rumble Communications is one of the largest dealerships selling Telecom cellular connections.

Data

Data revenue increased by NZ$35 million, or 20.8%, for the half year and by NZ$18 million, or 20.9%, for the quarter. This growth was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

Data (Variation 99:98)                           Six months       Second quarter
                                                      %                  %
--------------------------------------------------------------------------------
Internet revenue                                       71.8                 78.1
XTRA registered customers                              54.4                 54.4
XTRA dial-up hours                                    192.5                214.7
Average hours per active customer                      81.0                 96.9

ISDN revenue                                           40.4                 33.3
ISDN lines                                             58.6                 58.6
--------------------------------------------------------------------------------

Internet revenue increased by NZ$14 million, or 71.8%, for the half year and by NZ$8 million, or 78.1%, for the quarter.

Telecom's Internet service provider "Xtra" had approximately 246,400 registered customers at 31 December 1999, compared with 159,600 at 31 December 1998, an increase of 54.4%. Of the registered customers, approximately 79% were active during the last month of the period.

ISDN revenue increased by 40.4% for the half year and by 33.3% for the quarter. The increase in ISDN revenues partly reflected migration from basic access services. The number of ISDN lines at 31 December 1999 increased by 58.6% from 31 December 1998.

In February 1999 Telecom introduced a series of data pricing initiatives aimed at stimulating data growth by making greater bandwidth more affordable. The initiatives, which have been targeted at key corporate and business data users, aim to simplify the data pricing structure, by reducing the number of distance steps, and make wide-area networking more affordable.

Directories

Total directories revenue increased by NZ$6 million, or 7.5%, for the half year and NZ$2 million, or 6.3%, for the quarter compared with the same periods last year.

Revenue from regional directories increased by 5.8% for the half year and 3.9% for the quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

Miscellaneous Other Services

Miscellaneous other services revenue decreased by NZ$2 million, or 9.1%, for the half year and NZ$1 million, or 9.1%, for the quarter. This revenue is derived principally from software development and telecommunications services provided in the Cook Islands and Samoa. The half year ended 31 December 1998 included revenue from an international outside plant project.

Expenses

Operating expenses increased by NZ$53 million, or 5.2%, for the half year and by NZ$41 million, or 8.1%, for the quarter. A decrease in labour costs was more than offset by increased cost of sales and other operating expenses. If cost of sales are excluded, operating expenses decreased by NZ$3 million, or 0.4%, for the half year and increased by NZ$10 million, or 2.6%, for the quarter. Operating expenses as a percentage of revenue have increased from 58.7% to 59.9% for the six months and from 58.8% to 60.9% for the quarter.

Labour

The decrease in labour costs of NZ$32 million, or 13.2%, for the half year and NZ$21 million, or 17.8%, for the quarter reflected a reduction of 1,076 in personnel numbers between 31 December 1998 and 1999. The lower personnel numbers are due largely to the outsourcing of operator services to SITEL Asia Pacific ("SITEL") during the year to 31 March 1999 and the outsourcing of information services to EDS effective from 1 September 1999. The costs of outsourcing are included in "Other Operating Expenses". The effect of the reduced personnel numbers was partly offset by salary increases arising from Telecom's annual salary review process.

=========================================================================================
                                                  Personnel Numbers
                                                   (Excluding AAPT)
                                                                         Variation to
                                                                        December 1999
                             ------------------------------------------------------------
                             December      June       December        December      June
                               1998        1999         1999            1998        1999
                             ------------------------------------------------------------

Operations                    6,470        5,994        5,697            (773)      (297)
Other                         1,512        1,485        1,209            (303)      (276)
                             ------------------------------------------------------------

Total                         7,982        7,479        6,906           (1,076)     (573)
                             ------------------------------------------------------------
=========================================================================================

Depreciation

Depreciation expense increased by NZ$2 million, or 0.7%, for the half year and NZ$3 million, or 2.2%, for the quarter. The year on year comparison reflects the impact of the increasing fixed asset base resulting from capital expenditure.

Cost of Sales

Cost of sales increased by NZ$56 million, or 24.8%, for the half year and NZ$31 million, or 26.7%, for quarter. This increase was largely due to higher cellular and interconnect cost of sales.

Cellular cost of sales increased by approximately 67% for the six months and 69% for the quarter, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in cellular cost of sales.

While the high rate of cellular connection growth is negatively impacting short-term earnings performance due to the immediate write-off of cellular acquisition costs, the company believes significant value accretion will accrue from its record quarter in customer acquisitions. Recent valuations of cellular companies suggest that the value per customer is many times the cost Telecom is incurring to acquire them.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and amortising them over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time.

Interconnect expense increased by approximately 97% for the six months and 68% for the quarter reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network.

International cost of sales for outbound calls remained relatively stable for the half year and increased by 16.8% for the quarter (see "International").

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 80% of other operating expenses.

Other operating expenses increased by NZ$27 million, or 9.9%, for the half year and NZ$28 million, or 20.7%, for the quarter. There were a number of offsetting increases and decreases among the components of other operating expenses, the most significant being an increase in outsourcing costs. This increase reflected the outsourcing of operator services to SITEL in the year ended 30 June 1999 and the outsourcing of information services to EDS effective from 1 September 1999 (see "IT Outsourcing and Online Solutions Alliance"). Higher other operating expense growth in the second quarter resulted from the outsourcing of information services to EDS being in place for the entire quarter. Conversely labour costs showed a greater rate of decline in the second quarter (see "Labour").

Advertising costs increased by 9.6% for the half year and by 28.7% for the quarter, compared with the same periods last year. The increase largely reflected Telecom's efforts to increase cellular connections.

Net Interest Expense and Taxation

Net interest expense excluding the costs of funding the investment in AAPT decreased by NZ$11 million, or 18.3%, for the half year and NZ$3 million, or 10.3%, for the quarter compared with the same periods last year. The decreases in net interest expense were partly due to lower short-term interest rates.

Income tax expense increased by NZ$2 million, or 0.9%, for the half year and decreased NZ$3 million, or 2.8%, for the quarter compared with the same periods last year. The effective tax rates for the half year and quarter were 32.5% and 32.3% respectively compared with 32.9% and 33.2% for the same periods last year and a statutory rate of 33%.

Capital Expenditure

Capital expenditure for the half year amounted to NZ$326 million, an increase of NZ$64 million, or 24.4%, compared with the same period last year. Cash applied to capital expenditure for the half year amounted to NZ$312 million, an increase of NZ$69 million, or 28.4%.

Telecom currently expects to spend between NZ$650 million and NZ$750 million on
capital expenditure in the 12 months to 30 June 2000.   This includes expected
CDMA capital expenditure but excludes any purchases of capacity from Southern Cross Cables Limited and any potential acquisition of spectrum that may be available to purchase from the Government.

LIQUIDITY AND CAPITAL RESOURCES (INCLUDING AAPT)

Net cash flows from operating activities for the half year were NZ$702 million, a decrease of NZ$25 million. This decrease resulted from the increase in payments to suppliers and employees exceeding the increase in receipts from customers, due partly to an increase in prepayments related to the IT outsourcing.

Net cash flows used in investing activities increased by NZ$1,428 million. This increase reflects the acquisition of further shares in AAPT, additional advances to Southern Cross and an increase in cash applied to the purchase of fixed assets.

Net cash from financing activities amounted to NZ$1,079 million, compared with cash used of NZ$394 million in the six months to 31 December 1998. The increase is largely due to an increase in net proceeds from short-term debt to fund the AAPT acquisition.

The net debt to net debt plus capital funds ratio was 61.4% at 31 December 1999, compared with 48.3% at 30 June 1999. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$31 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$390 million at 31 December 1999 compared with NZ$143 million at 30 June 1999. As at 31 December 1999 Telecom had available un-utilised committed facilities of NZ$400 million and US$200 million, as well as substantial uncommitted other borrowing capacity.

As at 31 December 1999 total interest-bearing long-term and short-term liabilities amounted to NZ$3,794 million, compared with NZ$2,067 million at 30 June 1999. Capital notes totalled NZ$943 million at 31 December 1999.

On 17 December 1999 Moody's Investor's Service ("Moody's") downgraded Telecom's long term ratings from Aa2 to A1 and Telecom's subordinated debt from Aa3 to A2. Moody's advised the downgrades were due to the adverse changes in Telecom's risk profile following the acquisition of the additional stake in AAPT. However, at the time of the downgrade Moody's said "AAPT provides Telecom with a platform for regional expansion, improving the potential to accelerate its revenue growth and create additional value for trans-Tasman wireless and business services." Moody's also said it believes "Telecom will continue to generate strong and predictable cash flows with a high quality network and a dynamic management team." Standard and Poor's currently has Telecom's long-term rating of AA on creditwatch with negative implications. This review is expected to be concluded shortly.

THE NEW ZEALAND ECONOMY

The majority of Telecom's operations are in New Zealand and growth in Telecom's business is affected by the state of the New Zealand economy.

Production based Gross Domestic Product ("GDP") increased 2.3% in the three months to 30 September 1999. The New Zealand Government Statistician said the quarterly increase had returned the economy to a pattern of steady growth evident since mid 1998.

For the year to 30 September 1999, the New Zealand economy grew 1.9%, which the Government Statistician said was close to the annual rate of growth which had prevailed before New Zealand's economy was adversely affected by the Asian crisis and two consecutive droughts. The Government Statistician said increased export volumes, which rose by 7.3%, had been a large driver of the recovery in GDP growth. He noted that internal demand had also increased, with a marked increase in consumer spending and new housing investment, and a further rise in stock levels. December quarter GDP figures are due to be released in late March 2000.

While New Zealand will continue to be reliant on exports for a material portion of its GDP, dependence on commodity products has slowly declined over the past two decades, being supplemented by tourism, manufacturing and services. Inflation measured by the Consumers Price Index rose 0.2% for the December 1999 quarter. On an annual basis, the Consumers Price Index inflation measure is 0.5% higher than a year ago.

Consensus forecasts are for a slow recovery from New Zealand's current period of low GDP growth and for a slight worsening in the external current account deficit over the next three quarters before an improvement in calendar 2001.

COMPETITIVE FRAMEWORK

The Telecommunications Act 1987 allows the establishment and maintenance of telecommunications networks by any person. There have been no statutory entry barriers to any part of the New Zealand telecommunications industry since 1989, with all telecommunications companies subject to ordinary commercial law (e.g. Companies Act, Fair Trading Act, Commerce Act).

Competitors with whom Telecom has interconnection agreements offer business and residential access, international, national and local voice services, cellular services, data services, Internet services and mobile trunked radio services. Telecom has interconnection agreements with 12 other parties including large multi-national corporations, or affiliates thereof, with substantial resources, including Telstra, British Telecom and Vodafone. Nine of these interconnection agreements include local service. Telecom also has eight number portability agreements enabling carriers to provide customers with the option of changing carriers without changing numbers.

In addition to the companies with which Telecom has interconnection agreements, numerous other organisations offer voice calling services from overseas or by re-selling services provided by New Zealand's network operators. Several Internet service providers based in New Zealand operate networks and offer telecommunications services. Telecom also faces competition in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer premises equipment ("CPE").

Competition in New Zealand's telecommunications market is expected to remain intense, with the prospect of existing participants extending their activities and new competitors entering the market.

The Government has reviewed telephone numbering issues and in December 1998 agreement was reached between the Government and some industry participants (including Telecom) for independent administration and allocation of numbers. In November 1999 the eight companies who are signatories to the Number Administration Deed appointed M-Co as independent administrator for the telecommunications numbering plan. The parties to the Number Administration deed are: CLEAR Communications, Newcall Communications, Saturn Communications, Teamtalk, Telecom New Zealand, Telstra New Zealand, The Internet Group, and Vodafone New Zealand.

The Government has announced its intention to amend the Commerce Act including changes to the provisions regarding penalties, indemnification of officers and competition thresholds. An enhanced Telecommunications Disclosure Regime came into effect on 1 January 2000. The new regime will focus on disclosure of costs involved in providing local access and Kiwi Share services.

The Government has also announced its intention to undertake an inquiry into the state of competition in the telecommunications sector. The terms of reference and timeline for this inquiry have yet to be announced.

Telecom has recently initiated a new 0867 service designed to provide dedicated network capability for local Internet traffic. Telecom has offered assurances to the Government on specific aspects of service quality and price of access. At the end of October 1999, Telecom announced that it had signed an Internet Traffic Agreement with Saturn covering 0867 calls.

OTHER MATTERS

Southern Cross

Southern Cross Cables Limited ("SCCL") was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable.

The Southern Cross Cable Network ("Southern Cross") is expected to cost US$1.3 billion in total. The 29,000 kilometre high capacity fibre optic submarine cable loop will link New Zealand and Australia with Hawaii, mainland United States and Fiji. To date, approximately 40 international companies, including phone carriers and Internet service providers, have signed up for a share of capacity in the Southern Cross cable.

Telecom New Zealand, Cable & Wireless Optus and MCI WorldCom are the shareholders in SCCL. Telecom New Zealand holds a 50% interest, which commits Telecom to provide US$75 million by way of equity or shareholder's advances. Pursuant to this a shareholder's advance of US$69 million (excluding accrued interest) had been provided by Telecom to SCCL as at 31 December 1999.

To date Southern Cross has signed capacity purchase commitments with customers totalling approximately US$1.1 billion. The shareholders are providing interim funding for the project. Telecom has committed to provide up to US$385 million by way of loans to Southern Cross and as at 31 December Telecom had advanced US$123 million as part of this interim funding arrangement.

Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay borrowings in the first few years after completion of construction.

Phase One of the network is expected to be ready for service in the second half of calendar 2000. Currently only 1,000km of the 14,500km Sydney-Auckland-Hawaii-California link is still to be laid. This timing reflects the requirement to obtain the necessary consents in California.

Laying of Phase Two commenced at Narrabeen, Sydney, on 23 January 2000. Three cable ships will be involved in Phase Two cable laying, with the second link scheduled to be ready for service late in calendar 2000.

Prior to Q2 1999-2000, the accumulated equity accounted losses of the Southern Cross group included a provision against Telecom's advance to Southern Cross Cables Holdings Limited, a Southern Cross group company. Now that capacity sales commitments have largely covered the cable construction costs, there is no longer a requirement to maintain the provision against this advance. Accordingly, Telecom's equity share of the accumulated losses of Southern Cross were reduced by NZ$4 million in Q2 1999-2000.

IT Outsourcing and Online Solutions Alliance

During July 1999, Telecom announced that it had entered into a strategic relationship with global information services company EDS. The relationship includes a 10-year, NZ$1.5 billion agreement for EDS to supply the majority of Telecom's information systems ("IS") services and an equity position by Telecom in EDS (New Zealand). At the same time, Telecom, EDS and Microsoft also started detailed joint business planning to examine opportunities to develop and deliver online solutions to customers.

EDS now manages and operates Telecom's information systems and technology delivery, including its enterprise applications, technical infrastructure and IS assets. EDS also manages and operates Telecom's billing and customer information systems. EDS has employed approximately 600 Telecom staff who were involved in managing Telecom's IS requirements.

Telecom, EDS and Microsoft are pursuing opportunities to develop and deliver online solutions to customers. The general manager for the esolutions alliance was appointed in December and the management team in January 2000. The general manager has been working with Telecom, EDS and Microsoft on an ORGANIZATIONAL model for the esolutions alliance where esolutions will combine the strengths of the three companies and take advantage of the opportunities of the online world. The official launch of the esolutions brand will take place in late February 2000.

As part of this strategic relationship, Telecom will acquire an initial 10% stake in EDS (New Zealand), with an option of increasing its holding to 49% over
the next four years.   This equity arrangement is subject to the completion of
due diligence and satisfaction of other conditions. Telecom will then have representation on the Board of Directors of EDS (New Zealand). EDS will retain a majority shareholding and operational control.

Dividend Reinvestment Plan

Telecom intends to introduce a dividend reinvestment plan, to take effect from the third quarter dividend (for the quarter ended 31 March 2000) which is expected to be paid in June 2000. The plan will allow shareholders to directly increase their shareholding in Telecom by receiving additional fully paid shares in lieu of any dividends payable on their shares. The price at which the shares are to be issued will be fixed by Telecom's Board of Directors and may be at market price or at a discount to market price. Participation in the plan will be entirely optional and shareholders may elect to participate in respect of all or part of their shareholding. Full details on how to participate in the plan will be sent directly to shareholders.

Year 2000

Telecom put extensive work into a Year 2000 ("Y2K") programme and there were no Y2K related customer facing problems reported when 1 January 2000 arrived. Some customers experienced initial overloading on international lines and the mobile network, but this was expected because of millennium celebrations and was not related to Y2K computer issues.

All of Telecom's Y2K management centres were fully operational from late on 31 December 1999 through to the evening of 1 January 2000, being reactivated on 5
January 2000 when businesses reopened after a holiday break.   With no problems
experienced throughout the initial transition, the Y2K management centres closed down and Telecom returned to "business as usual". Telecom's Year 2000 Programme Office was closed down in December 1999 and specialist Y2K staff are being gradually stood down in the first quarter of calendar 2000.

No significant Y2K issues are outstanding and any issues which might arise are expected to be minor and managed in the normal manner. Leap year date issues were addressed as part of Telecom's Y2K Programme and are not expected to be significant.

AAPT

AAPT earnings for month of December 1999 (compared with month of December 1998)

Operating Revenues

Revenue for the month of December 1999 increased by 13.9% compared with December 1998. This growth was primarily driven by National revenue (up by 82.7%) and revenue from Data Services (up by 99.3%).

The introduction of pre-selection for Fixed to Mobile Services in September 1999 and its quicker than expected take-up contributed to the larger than expected growth in National revenue.

The significant growth in the Data Services revenue was driven by a continued expansion in the VicOne data network, the 100% acquisition of Connect.com.au and the acquisition of E-commerce solutions provider Commerce Solutions (formerly AT&T Easylink) during 1999.

Growth in International volumes did not fully offset the strong price pressure experienced throughout 1999, resulting in a decrease in International revenue of 15.3% for the month of December 1999 compared with December 1998.

Operating Expenses

Operating expenses increased by 7.4% in December 1999 compared with December 1998. This reflected improved cost efficiencies being achieved by AAPT, despite a significant increase in traffic volumes.

Significant costs savings were achieved through improved interconnect rates with other carriers, improved efficiencies on AAPT's international cable network, and reduced cost of traffic carriage between capital cities. AAPT has also been able to more efficiently manage traffic routing and termination of regional traffic through the implementation of new Siemens EWSD switches.

AAPT experienced a significant increase in labour content in the month of December 1999 compared with December 1998. This increase was due to the acquisitions of Connect.com.au and Commerce Solutions between the two periods. In addition revenue growth, building for future growth and salary pressure in a highly competitive labour market for experienced telecommunications personnel contributed to the increase.

EBITDA

AAPT's EBITDA increased substantially in December 1999 as a result of strong revenue growth and significant improvements in the cost-effective management of AAPT's network and traffic.

Over the past three years, AAPT has achieved significant gains in terms of reducing the cost of originating, terminating and carrying traffic through improved interconnect, the introduction of new products such as Fixed to Mobile, higher levels of pre-selection (particularly for residential customers), and more efficient use of its networks. These gains are reflected in AAPT's improved margins in December 1999 compared with December 1998.


AAPT Capital Expenditure

Capital expenditure for December 1999 was A$7.6 million. This expenditure was spent principally to further develop AAPT's network infrastructure, enabling AAPT to broaden its services, reduce costs and potentially improve earnings.

Projected Capital Expenditure for the 6 Months to 30 June 2000

AAPT intends to aggressively pursue its access strategy through further development of LMDS, CBD Fibre, CDMA and xDSL, together with investments in computer systems and network infrastructure to support new products in particular local access.

Based on current forecasts for the next six months, AAPT will spend in excess of A$40 million on LMDS, A$60 million on CDMA, and A$42 million on network improvements. Further investment in cable consortia, including Southern Cross, is expected to exceed A$30 million.

AAPT Other matters

Expanding Access Networks

AAPT is committed to expanding its access networks in order to exploit growth opportunities in the data and internet markets, compete in the local telephony market and further leverage infrastructure and technology investments. Further expansion of access capabilities will enable AAPT to capture growth opportunities in these growing markets.

CBD Fibre

AAPT is building a fibre optic network in the six capital city central business districts (CBD) to provide a direct high-speed connection to AAPT's network for high-volume customers. This network will enable AAPT to offer an enhanced range of telephony, including local and data services, and significantly reduce AAPT's access costs. It will also provide savings by eliminating the cost of Telstra leased circuits used to connect Telstra's gateway exchanges to AAPT's switches.

AAPT has laid 235km of CBD fibre in the six capital city CBDs and as at December 1999 had connected fibre to 130 buildings. The company plans to have 250 buildings connected with fibre by July 2000.

CDMA

AAPT owns a block of 800MHz spectrum with an addressable market of more than 55% of the Australian population and plans to develop a wireless access network based on CDMA technology. CDMA, a technology also being adopted by Telstra and Hutchison, will provide AAPT with the ability to market its own mobile network services as well as integrated fixed, mobile and high speed data access services. The company plans to appoint a supplier of network infrastructure in the first quarter of 2000.

AAPT is combining its Cellular One and CDMA assets, to create a single mobile carrier and service provider. This operation will then leverage from existing AAPT network facilities and distribution channels. The commercial launch of the CDMA network is planned for the fourth quarter of 2000.

LMDS

AAPT is the only licensed LMDS carrier in Australia. The LMDS network provides wireless access technology through which AAPT plans to provide voice services (long distance, fixed to mobile, 1800 and 1300 services), high speed data and IP based services and emerging multi-media applications (video on demand, information content etc). This network is complementary to CBD fibre infrastructure as it provides cost effective CBD fibre infill and access to non-CBD and regional small and medium sized business customers.

AAPT plans to have LMDS available commercially in the first quarter of 2000. AAPT expects to complete 20 LMDS nodes by May 2000 and 146 nodes by December 2001.

Internet and E-Commerce Commitment

AAPT plans to pursue a strategy of enhancing its internet and e-commerce growth opportunities through strategic alliances and partnerships.

The acquisition of Connect.com.au and Commerce Solutions in 1999, combined with the e-procurement licensing arrangement signed with US software provider Ariba in December 1999, are key elements of this strategy.

GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8mbps from the exchange to the customer and 640kbps in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

Centrex - A service that provides PBX capabilities to customers using Telecom's network. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Equipment, such as phones, fax machines and modems that connect with the network at the customer's premises.

EWSD - The brand name for Siemens telephone exchanges.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitized voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one which spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LANLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customization in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, that operates as a private local exchange, typically providing reduced-digit dialing for internal calls.

PSTN (Public Switched Telephone Network) - The nationwide fixed line voice telephone network accessible to anyone who has a telephone and an account with a phone company.

Trade Direct - The Telecom product name for a range of bilateral agreements for exchanging international traffic. A Trade Direct Agreement is a formal commitment between two carriers to terminate an agreed volume of traffic at an agreed rate over the life of the contract. The agreements provide for the establishment of rates for exchanging traffic which reflect market conditions.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

xDSL - A generic reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

TELECOM (EXCLUDING AAPT)
EARNINGS OVERVIEW


                                                            Six Months Ended                                Variation
                                                              31 December                                     99:98
-------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                    1998           %            1999           %               $             %
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                        530          30.7           530          29.7              -             -
Calling
      National                                       355          20.5           345          19.4            (10)         (2.8)
      International                                  205          11.9           193          10.8            (12)         (5.9)
      Other                                           27           1.5            25           1.4             (2)         (7.4)
                                                  -----------------------------------------------------------------------------
                                                     587          33.9           563          31.6            (24)         (4.1)

Interconnection and wholesale                         44           2.5            59           3.3             15          34.1
Cellular and other mobile                            242          14.0           277          15.5             35          14.5
Data                                                 168           9.7           203          11.4             35          20.8

Other operating revenues
    Directories                                       80           4.6            86           4.8              6           7.5
    Equipment                                         55           3.2            46           2.6             (9)        (16.4)
    Miscellaneous other                               22           1.4            20           1.1             (2)         (9.1)
                                                  -----------------------------------------------------------------------------
                                                     157           9.2           152           8.5             (5)         (3.2)

                                                  -----------------------------------------------------------------------------
Total operating revenues                           1,728         100.0         1,784         100.0             56           3.2
                                                  -----------------------------------------------------------------------------

Operating expenses

    Labour                                           242          14.0           210          11.8            (32)        (13.2)
    Depreciation                                     274          15.9           276          15.5              2           0.7
    Cost of sales                                    226          13.1           282          15.8             56          24.8
    Other operating expenses                         273          15.7           300          16.8             27           9.9
                                                  -----------------------------------------------------------------------------
Total operating expenses                           1,015          58.7         1,068          59.9             53           5.2
                                                  -----------------------------------------------------------------------------

Surplus from operations                              713          41.3           716          40.1              3           0.4

Net financing costs                                  (60)         (3.5)          (49)         (2.7)            11          18.3
                                                  -----------------------------------------------------------------------------

Surplus from operations before income tax            653          37.8           667          37.4             14           2.1

Income tax expense                                  (215)        (12.5)         (217)        (12.2)            (2)         (0.9)
                                                  -----------------------------------------------------------------------------

Surplus from operations after income tax             438          25.3           450          25.2             12           2.7

Share of associate company earnings after              -             -             -             -              -             -
 income tax
Minority interests in profits of                      (1)            -            (1)            -              -             -
 subsidiaries
                                                  -----------------------------------------------------------------------------

Net surplus                                          437          25.3           449          25.2             12           2.7

Capital note distribution cost after income          (29)         (1.7)          (27)         (1.5)             2           6.9
 tax

                                                  -----------------------------------------------------------------------------
Net earnings attributable to shareholders            408          23.6           422          23.7             14           3.4
                                                  -----------------------------------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications

TELECOM (EXCLUDING AAPT)
EARNINGS OVERVIEW


                                                          Second Quarter Ended                           Variation
                                                              31 December                                  99:98
-------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                    1998           %            1999           %               $             %
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                        267          31.1           264          29.4             (3)         (1.1)
Calling
      National                                       177          20.6           175          19.5             (2)         (1.1)
      International                                   99          11.5           103          11.5              4           4.0
      Other                                           14           1.6            13           1.4             (1)         (7.1)
                                                  -----------------------------------------------------------------------------
                                                     290          33.7           291          32.4              1           0.3

Interconnection and wholesale                         21           2.4            31           3.5             10          47.6
Cellular and other mobile                            125          14.6           141          15.7             16          12.8
Data                                                  86          10.0           104          11.6             18          20.9

Other operating revenues
    Directories                                       32           3.7            34           3.8              2           6.3
    Equipment                                         27           3.1            22           2.5             (5)        (18.5)
    Miscellaneous other                               11           1.4            10           1.1             (1)         (9.1)
                                                  -----------------------------------------------------------------------------
                                                      70           8.2            66           7.4             (4)         (5.7)

                                                  -----------------------------------------------------------------------------
Total operating revenues                             859         100.0           897         100.0             38           4.4
                                                  -----------------------------------------------------------------------------

Operating expenses

    Labour                                           118          13.7            97          10.8            (21)        (17.8)
    Depreciation                                     136          15.8           139          15.5              3           2.2
    Cost of sales                                    116          13.5           147          16.4             31          26.7
    Other operating expenses                         135          15.8           163          18.2             28          20.7
                                                  -----------------------------------------------------------------------------
Total operating expenses                             505          58.8           546          60.9             41           8.1
                                                  -----------------------------------------------------------------------------

Surplus from operations                              354          41.2           351          39.1             (3)         (0.8)

Net financing costs                                  (29)         (3.4)          (26)         (2.9)             3          10.3
                                                  -----------------------------------------------------------------------------

Surplus from operations before income tax            325          37.8           325          36.2              -             -

Income tax expense                                  (108)        (12.6)         (105)        (11.7)             3           2.8
                                                  -----------------------------------------------------------------------------

Surplus from operations after income tax             217          25.2           220          24.5              3           1.4

Share of associate company earnings after
 income tax                                            -             -             4           0.5              4             -

Minority interests in profits of subsidiaries          -             -             -             -              -             -
                                                  -----------------------------------------------------------------------------

Net surplus                                          217          25.2           224          25.0              7           3.2

Capital note distribution cost after income          (15)         (1.7)          (14)         (1.6)             1           6.7
 tax

                                                  -----------------------------------------------------------------------------
Net earnings attributable to shareholders            202          23.5           210          23.4              8           4.0
                                                  -----------------------------------------------------------------------------


Certain reclassifications of prior period data have been made to conform to current period classifications